May 6, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Endurance International Group Holdings, Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the period ended March 31, 2020, which was filed with the Securities and Exchange Commission on May 6, 2020.

Respectfully submitted,

Endurance International Group Holdings, Inc.

/s/ David C. Bryson

David C. Bryson
Chief Legal Officer

10 Corporate Drive, Suite 300, Burlington, MA 01803 t: 781-852-3200 f: 781-272-2915 www.endurance.com